UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for June 14, 2011
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures:  Update from the Chief Financial Officer

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:                         JSE : SOL                  NYSE : SSL
Sasol Ordinary ISIN codes:                          ZAE000006896           US8038663006
Sasol BEE Ordinary Share code:                  JSE : SOLBE1
Sasol BEE Ordinary ISIN code:                   ZAE000151817
(“Sasol”)

UPDATE FROM THE CHIEF FINANCIAL OFFICER

Dear Sasol follower,

I am pleased to report that Sasol’s profitability has improved further in the third quarter of our 2011 financial year. This is due to our sustained focus on factors within our control – such as enhancing operational efficiencies, delivering on our business improvement plans and strict cost management. Robust global
commodity prices have countered the impact of the strong rand, supporting healthy margins. Improved production volumes have sustained good cash generation and a solid balance sheet.

After carrying out its largest planned maintenance outage ever in the first half of the financial year, Sasol Synfuels improved its production performance significantly. Oryx GTL maintained good operating rates and Arya Sasol Polymer Company exceeded expected utilisation rates in the third quarter. Increased sales volumes ensured that the chemicals businesses continued to perform well, contributing almost one third to the group’s operating profit.

We are excited about our growth prospects in Canada and have already started to benefit from the production of our shale gas.

In South Africa, we continue to engage with the South African
Government on cost-recovery solutions related to the capital investment required to meet the proposed more stringent national fuel specifications. Together with organised business, we are also engaging with the Government on climate change policy
initiatives with the view to ensuring that all inputs are
carefully considered.

We remain committed to increasing shareholder returns through accelerating our gas-to-liquids (GTL) growth strategy and
enhancing the operational efficiencies of our foundation
businesses, while delivering on our progressive dividend policy.
Our strategy to increase natural gas reserves through exploration and acquisitions that complement our GTL value proposition
remains on track.

Sasol is well positioned to deliver solid financial and
operational results for the full financial year.

Strong commodity prices counter rand strength

For the third quarter of the 2011 financial year, the average dated Brent crude oil price of US$105/barrel (bbl) at an average exchange rate of R7,01/US$1 resulted in a 27% increase in
domestic fuel prices compared with the first half of the
financial year.

The price of crude oil remains volatile. If the unrest in the
Middle East and North Africa continues, it risks further
compromising the stability of the oil-rich region and so the risk premium (estimated at US$10-20/bbl) is unlikely to decline. The converging financial, fundamental and geopolitical trends suggest that oil prices will be well supported above US$100/bbl in the near future, with risk to the upside.

Debt sustainability issues in the major developed economies have created an overhang of the world’s main currencies and have
encouraged capital flows into the currencies of peripheral
developed and emerging markets. Against this backdrop, it is difficult to make a strong case for a weakening of the rand
despite some evidence of overvaluation from a fundamental
perspective. Our near term forward planning incorporates only a marginally weaker average R/US$ exchange rate compared to that in the 2011 financial year.

Chemical margins widen

Chemical product margins improved significantly in the third quarter of the financial year, with international polymer and solvent commodity prices increasing by approximately 15% in US dollar terms from their first half levels.

At current oil prices, polymer prices still appear to trade below the industry trend. We do, however, anticipate an improvement in global polymer capacity utilisation from 2012, when we expect the rate of increase in demand for polymers to start to overtake the rate at which new capacity is coming on stream. This should
support polymer prices but is dependent on there being no ‘double dip’ in global GDP.

Operational improvements enhance the bottom line

We are pleased to report that capacity utilisation at Sasol
Synfuels has improved significantly from the first half of the financial year.

In the third quarter, we produced 1,9 million tons of saleable product due to higher planned plant availability after the large maintenance shutdown in the first half. Total production for the first three quarters of the financial year amounts to 5,3 million tons.

Oryx GTL in Qatar delivered a positive production performance over the first three quarters of the financial year, when the average daily production was 25 600 bbl/day (bbl/d). Planned plant availability during the third quarter was, however, lower than that of the first six months, as integrity improvements and de-bottlenecking initiatives continued. Since then, plant
utilisation has improved significantly and in May 2011 the
average daily production was 32 000 bbl/d, or 99% of nameplate capacity.

The Polymers business continues to increase plant utilisation at our low-cost Middle East operations. During the third quarter of the financial year, the ethane cracker at the Arya Sasol Polymers joint venture produced high-quality ethylene at 81% of the
nameplate capacity. As previously guided, the cracker had been constrained at 80% of nameplate capacity due to a design
limitation in the demethaniser column. In May 2011, the cracker was shut down for design modifications to overcome these
limitations. The unit has since been commissioned and the focus is now on ramping up the plant to design capacity and to prove sustainable operability at higher rates. This ramp-up is expected to last until the end of the second quarter of the 2012 financial year.

Arya Sasol Polymers’ downstream low-density and high-density polyethylene plants continue to set new production records, with third quarter utilisation rates of 104% and 87% of nameplate capacity respectively. In our South African operations, we have made progress with the opportunities identified to increase
production through more efficient use of our asset base and the approval of selected capital projects.

Sasol Olefins & Surfactants continues to improve its financial performance. Robust demand lifted sales volumes by 8% in the third quarter, compared with the quarterly average of the first half of the financial year. High lauric oil prices have allowed us to improve margins in our synthetic alcohol business. At our
Lake Charles operations in North America, low regional natural gas prices are enhancing the profitability of our ethane cracker.

Cash fixed costs fall in real terms

We continue to benefit from our focus on cost containment. Group cash fixed costs for the first three quarters of the financial year remain lower in real terms than those of the 2010 financial year. This result is mainly due to energy efficiency initiatives, as well as benefits realised from our Functional Excellence
programme and business improvement plans.

Strong cash generation funds growth, allows for improved
shareholder returns

Healthy cash generation in the third quarter sustained a strong balance sheet despite increased capital investments, including payment of the upfront purchase consideration for our interests in the Farrell Creek shale gas assets in Canada.

We estimate group capital investments for the full financial year of R23 billion.

Our progressive dividend policy allows us flexibility to
consistently return value to shareholders while remaining well positioned to fund investment opportunities.

More clarity on Clean Fuels 2 welcomed

Sasol welcomes the recent release of draft regulations relating to fuel specifications and standards (Clean Fuels 2) by the South
African Government. They propose that South Africa should move directly from current fuel specifications and standards, known as
Clean Fuels 1 (which are compatible with Euro 2 emission
standards), to Clean Fuels 2 (which are compatible with the Euro
5 emission standards on targeted key parameters), by 2017.

Sasol supports the objectives of Clean Fuels 2, which are an improvement in air quality and support for the local motor
industry. We are committed to working with the Department of
Energy (DoE) and other stakeholders towards a reduction in
vehicle emissions, and the consequent improvement in air quality in South Africa. Sasol also welcomes the lead time proposed to make the required changes at refineries, as well as the
opportunity to discuss cost-recovery solutions with the DoE and
National Treasury.

Energy efficiency and natural gas help address climate change challenge

Sasol recognises the challenge posed by climate change to South
Africa in particular.

We welcome the government initiative to develop national policy aimed at ensuring a coordinated, coherent, efficient and
effective response to this global challenge. We view the release by National Treasury of the discussion paper “Reducing Greenhouse
Gas Emissions: The Carbon Tax Option”, as an important milestone in this process. Sasol believes that South Africa must make the transition to a lower carbon economy while remaining sensitive to the urgent developmental needs of the country. Sasol understands that this can only be achieved through an integrated policy that is appropriate to the unique circumstances of South Africa, is economically efficient and apportions costs equitably.

It is against this background that Sasol is progressing energy efficiency initiatives, the further use of natural gas as a
feedstock and other carbon mitigation and adaptation measures.

Second shale gas acquisition drives our GTL growth strategy

We remain focused on accelerating our GTL growth strategy. In this regard, we completed our second shale gas acquisition on 10
June 2011. This acquisition comprises a 50% interest in
Talisman’s Cypress A acreage for a final purchase consideration amounting to CAD$1 034 million (ZAR7 162 million at the closing
CAD/ZAR exchange rate of 6,93 on 9 June 2011). It comprises an initial purchase price for the Cypress A assets of
CAD$246 million (ZAR1 704 million), which was paid in cash on the closing date, and CAD$788 million (ZAR5 458 million) in the form of a commitment to fund 75% of Talisman’s 50% portion of certain future development costs to further develop both the Farrell
Creek and Cypress A assets in terms of a joint development plan until such time that the aggregate purchase consideration has been paid in full.

On 1 March 2011, the suspensive conditions relating to the
acquisition of the Farrell Creek assets were fulfilled and the transaction was completed. We therefore included our first share of production from the Farrell Creek shale gas operations in the latter part of the third quarter.

The development of the Farrell Creek operations is progressing according to the long-term production plan. Talisman currently has nine rigs operating in the area and plans to mobilise a tenth soon. This will add momentum to the drilling campaign and will increase the well inventory for the upcoming well stimulation campaign. Together with our partners, we are on track to increase the capacity of our operations to above 200 million standard cubic feet per day by the end of this calendar year.

With these two shale gas acquisitions adding more than
10 trillion standard cubic feet of contingent resources to
Sasol’s upstream portfolio, Sasol and Talisman have commenced with a feasibility study on a gas-to-liquids facility in Western
Canada.

SPI advances global exploration activities

Over the past eight months Sasol Petroleum International (SPI)
has stepped up its global exploration and appraisal activities and participated in drilling campaigns in Papua New Guinea (PNG),
Mozambique and Australia. In this campaign, SPI participated in the drilling of four exploration wells: Awapa-1 in Papua New
Guinea (SPI operated, cost share 51%), North Save-1 and Falcao-1 in Mozambique (SPI operated, cost share 100%) and La Rocca-1 in
Australia (SPI non-operated, fully carried 18% cost share).

Unfortunately all four wells failed to prove the presence of commercial hydrocarbons, but were drilled on budget and schedule.
This disappointment should be seen in the light of the upstream success enjoyed in Mozambique over many years.

While active cost-exposure mitigation measures have been taken in
Australia (via the farm-out of 12% equity to Apache for a “cost carry” arrangement in La Rocca-1), and in PNG (via a farm-out of
10% cost share to Mitsui, pending government approval), current indications are that dry well costs totalling US$50-55 million will impact the 2011 financial results.

On the Mozambique appraisal drilling campaign, we are pleased to announce that the Inhassoro-9Z horizontal well encountered
hydrocarbon-bearing sands on prognosis. A short-term well test flowed liquid hydrocarbons to surface and at present SPI is
planning to conduct a long-term well test (LWT). In the event that the LWT proves sustainable economic rates, we will consider full-scale development.

Update on growth projects

Uzbekistan GTL

In December 2009, Uzbekistan GTL LLC was incorporated. This is a joint venture between Sasol, Petronas and Uzbekneftegaz (UNG), with each party holding a one-third interest. The purpose of
Uzbekistan GTL LLC is to study the commercial and technical
viability of a GTL plant in Uzbekistan with a nominal capacity of approximately 38 000 bbl/d. The project is nearing the end of the feasibility study stage, which represents a key decision
milestone. Petronas has indicated its intention to reduce its participation to 11%.

Securing project finance and currency convertibility will be key criteria as we consider whether to move to the next stage.

The GTL project has key strategic importance for Uzbekistan and enjoys the continued support of that government. Sasol and UNG are currently reviewing the implications of Petronas’s intention to reduce its shareholding in the joint venture. We expect to make a decision on the next phase of the project in the second half of the 2011 calendar year.

India CTL

In February 2009, the Indian Government awarded the North of
Arkhapal coal block in Orissa province (which contains an
estimated 1,5 billion tons of coal) to Strategic Energy
Technology Systems Private Limited (SETSPL), for the purpose of developing a coal-to-liquids (CTL) plant. SETSPL is a 50:50 joint venture between Sasol and the Tata Group.

In January 2010, SETSPL launched a pre-feasibility study into developing a plant with capacity of 90 000 bbl/d, some 200
kilometres from the coast in Talcher, Orissa. The study is
progressing well and a drilling programme to verify coal quality assumptions is currently being executed to enable decision making to progress to the next stage.

Improved market conditions, solid operational performance and cost containment to benefit operating profit in FY 2011

Although Sasol Synfuels achieved an exceptional production
performance in the third quarter, constraints on plant
availability in the fourth quarter will make it difficult to achieve our full year target of 7,2 million tons of production.
We therefore believe that, at this stage, 7,1 million tons is a more realistic target for the full year. Oryx GTL remains on track to achieve a full year utilisation rate of between 80% and
90% of nameplate capacity. Arya Sasol Polymers is expected to achieve a full year average utilisation rate of approximately 80%
for the ethane cracker as well as the two downstream polyethylene plants.

Sasol is confident it will meet its full year expectation of an overall solid operational performance and contain costs to within inflationary levels. Oil prices are expected to remain firm, but currencies - to which our earnings are particularly sensitive -
remain volatile. This, as well as any adjustments that may arise from our year-end closure process, would determine whether we will issue a trading statement to the market as required in terms of the JSE Listings Requirements.

Sasol’s results for the 12 months to 30 June 2011 will be
released on Monday, 12 September 2011. The forecast financial information appearing in this update has not been reviewed or reported on by Sasol’s external auditors.

Best regards,

Christine Ramon

14 June 2011
Johannesburg

Sponsor
Deutsche Securities (SA) (Pty) Limited

Forward-looking statement - Disclaimer:

The estimates of contingent resources contained in this
announcement are based on definitions provided by the Society of
Petroleum Engineers. Contingent resources do not constitute, and should not be confused with, reserves. Contingent resources are defined as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from a known accumulation by application of development projects, but which are not currently considered to be commercially recoverable due to one or more contingencies. There is therefore uncertainty as to the portion of the volumes identified as contingent resources that will be commercially producible.

Sasol may, in this announcement, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies.
Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder
return, resource volumes and values and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek",
"will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of
important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and
intentions expressed in such forward-looking statements. Some of these factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 28 September 2010 and in other filings with the United
States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-
looking statements to make investment decisions, you should
carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new
information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 14, 2011 By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary